Exhibit 99.116

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 28, 2024 relating to the consolidated financial statements of Collective Mining Ltd. (the “Company”) as at December 31, 2023 and for the year then ended and the related notes to the consolidated financial statements, which is included in this Registration Statement on Form 40-F being filed by the Company with the United States Securities and Exchange Commission.

We also consent to the reference of us under the heading “Interests of Experts” which appears in the Annual Information Form included in Exhibit 99.90 to this Registration Statement on Form 40-F.

/s/ BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

July 10, 2024